December 20, 2022
VIA EDGAR
Kathleen Collins Joyce Sweeney Division of Corporation Finance Office of Technology United States Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	Skillz Inc. Form 10-K for the Year Ended December 31, 2021 Filed March 1, 2022 Form 10-Q For the Quarterly Period Ended September 30, 2022 Filed November 7, 2022 File No. 001-39243
Dear Ms. Collins and Ms. Sweeney:

Our firm represents Skillz Inc., a Delaware corporation (the “Company”). On behalf the Company, reference is made to the letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated November 21, 2022, containing comments on the above referenced filings (the “Comment Letter”). The Commission previously granted the Company an extension to respond to the Comment Letter to December 20, 2022. As discussed with Ms. Collins, due to the Company’s desire to provide a comprehensive response to the Comment Letter, the Company requests additional time to respond. The Company intends to provide a response to the Commission on or before December 23, 2022. Thank you for this courtesy.
Please contact the undersigned at 312-558-5979 should you require any additional information regarding this matter.
Sincerely,

/s/ Steven J. Gavin

Steven J. Gavin
Winston & Strawn LLP
cc: Charlotte Edelman